Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

November 15, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Intermolecular, Inc. Registration Statement on Form S-1 Registration File No. 333-175877

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Intermolecular, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on November 17, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 7, 2011:

(i)	Dates of distribution: November 7, 2011 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 5
(iii)	Number of prospectuses furnished to investors: approximately 5,779

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 225

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

Acting severally on behalf of themselves and the several Underwriters

Morgan Stanley & Co. LLC

By:	/s/ Mathew F. Hein
Name:	Mathew F. Hein
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Mark Edelstone
Name:	Mark Edelstone
Title:	Managing Director

Barclays Capital Inc.

By:	/s/ Laurence Braham
Name:	Laurence Braham
Title:	Managing Director